UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 11, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our March 11, 2025 filing on the Taiwan Stock Exchange Corporation’s Market Observation Post System (MOPS).

Date of announcement: 2025/03/11

Subject: Announcement of the Company’s cumulative value of shares repurchased amounts to NT$300 million

Date of events: 2025/03/11

To which item it meets: Article 4, Paragraph 1, Item 35 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date the cumulative number of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2025/03/11
2.
Number of shares currently repurchased (shares): 9,325,000
3.
Type of shares currently repurchased: Common shares
4.
Total monetary amount of shares currently repurchased (NTD): 300,828,388
5.
Current average repurchase price per share (NTD): 32.26
6.
Cumulative number of the company’s own shares held during the repurchase period (shares): 9,325,000
7.
Cumulative number of the company’s own shares held during the repurchase period as a percentage of the total number of the company’s issued shares: 1.28%
8.
Any other matters that need to be specified: None